June 6, 2014

Re:	Member of the Board of Directors of Chimerix, Inc.

Dear Jim:
It is my sincere pleasure, on behalf of Chimerix, Inc. (“Chimerix”), to offer you a position as a member of the Board of Directors (the “Board”) of Chimerix, contingent and effective upon your formal approval by the Board at a meeting to take place on June 20, 2014 and your acceptance of the terms of this offer.
As compensation for your service as a member of the Board, you will receive a $35,000 annual retainer. You will also be granted a nonqualified stock option to purchase 18,000 shares of common stock pursuant to our 2013 Equity Incentive Plan (the “Plan”), at an exercise price equal to the closing price of Chimerix’s common stock on the date of grant, which would occur on the later of June 20, 2014 and your acceptance of this offer. One-fourth of the shares subject to this option will vest on the one year anniversary of the date of grant and the balance of the shares will vest in a series of 36 equal monthly installments thereafter, such that the option will be fully vested on the fourth anniversary of the date of grant, subject to your continued service.
With your continued service on the Board you will be compensated in accordance with the terms of the Chimerix, Inc. Non-Employee Director Compensation Policy. Chimerix will also reimburse you for reasonable out-of-pocket travel expenses incurred in connection with your attendance at Board meetings.
If the terms of this letter are acceptable to you and you agree to serve as a member of the Board if appointed, please sign and date this letter below and return it to us via PDF, retaining a copy for your records.
Very truly yours,
/s/ M. Michelle Berry
M. Michelle Berrey
President, Chief Executive Officer and Chief Medical Officer
Chimerix, Inc.

Accepted and agreed:

/s/ James M. Daly
James M. Daly

Date:     6/9/2014